Exhibit 99.1

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2014 provides an update to our annual MD&A dated February 25, 2014 for the fiscal year ended December 31, 2013. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2013. Our interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated May 1, 2014.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, availability of funding and funding requirements, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com.

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The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty- (10 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers in more than 79 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as seven of the world's top ten automotive manufacturers. Our strategic relationships with original equipment manufacturers (“OEMs”) provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $600 million towards the research, development and commercialization of our proprietary technologies and related products. Conversely, our research and development (“R&D”) efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas (“RNG”) or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.

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The principle focus and responsibilities of the reporting alignments are summarized below:

Westport Applied Technologies Business Unit

Westport Applied Technologies (“Applied Technologies”) designs, produces, and sells compressed natural gas ("CNG") and liquefied petroleum gas ("LPG") components and subsystems to over 20 global OEMs, including Fiat, Volkswagen, Tata Motors (“Tata”), the GAZ Group, Chrysler, and General Motors (“GM”), and to aftermarket customers in over 60 countries. Sales from Westport's wholly owned Italian subsidiaries, OMVL S.p.A. ("OMVL") and Emer S.p.A. ("Emer"), including its wholly owned subsidiary Valtek S.p.A., and Westport's Australian operations are reported under the Applied Technologies business unit and are made either directly to OEMs or through one of their many distributors. The Applied Technologies business unit designs and manufactures a range of components including pressure regulators, injectors, electronic control units, valves and filters; sells monofuel and bi-fuel conversion kits; and also offers engine management systems and solutions that can be launched quickly at a competitive price. The Applied Technologies business unit provides Westport with high volume, scalable manufacturing and assembly. The business unit has a strong customer base in Europe and is targeting growing markets in Asia, and North and South America.

Westport On-Road Systems Business Unit

Westport On-Road Systems (“On-Road Systems”) engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial, and trucking. Westport's existing On-Road Systems OEM customers and partners include Ford Motor Company (“Ford”), GM, PACCAR Inc. ("PACCAR") (Kenworth Truck Company ("Kenworth") and Peterbilt, a PACCAR company), and Volvo Car Group ("Volvo Car"). Current products include the Westport WiNGTM Power System (the "WiNG System") for the Ford F-250/F-350 bi-fuel (CNG and gasoline) vehicle models and dedicated natural gas fuel systems for the Ford F-150, F-250/F-350, F-450/F-550, F-650, F-59, E-250/E-350, and E-450 vehicle models; Volvo Car bi-fuel systems (CNG and gasoline) for the V60 and V70 bi-fuel wagon; Westport JumpStart mobile fuel services; and Westport iCE PACK™ LNG Tank System ("Westport iCE PACK") for spark-ignited ("SI") engines. Westport further supports customers with vehicle conversions through the Ford Qualified Vehicle Modifier ("QVM") program, alternative fuel systems and application engineering.

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Westport Off-Road Systems Business Unit

Westport Off-Road Systems (“Off-Road Systems”) has been exploring product development opportunities for using liquefied natural gas (“LNG”) fuel in large, off-road engine applications including rail, mining, marine, and oil & gas. According to industry statistics and our analysis, the global annual fuel usage in these applications is over 24 billion gallons of diesel fuel annually, presenting a highly attractive opportunity for significant fuel cost savings and reduced emissions through the use of LNG as an alternative fuel. Current products include an LNG tender product for the rail market, and WestportTM 2.4L industrial engines sold to Clark Material Handling ("Clark") and Cummins Western Canada for forklift and oilfield applications, respectively.

Corporate and Technology Investments Business Unit

The Corporate and Technology Investments business unit ("Corporate and Technology Investments") is responsible for investments in new R&D programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments. Once a product is launched, the revenue will be recognized under one of the operating business units: Applied Technologies; On-Road Systems; or Off-Road Systems.

Cummins Westport Inc.

Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain of Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc.

Weichai Westport Inc. (“WWI”) is a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. (40% interest) ("Weichai") and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally. WWI is expanding its facility to double its annual production capacity to 100,000 engines by the end of 2014.

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GENERAL DEVELOPMENTS

On February 12, 2014, the Company and Tata launched a new SI natural gas 3.8L turbocharged engine featuring the WP580 EMS. Designed to support many engine configurations, WP580 EMS is also scheduled to be applied to Tata's 5.7L engine targeting medium-duty applications in late 2014. The Company also unveiled its newest proprietary technology, Westport GEMDi™, which enables engine OEMs to offer a fully integrated, high performance engine optimized for dual fuel operation. Westport GEMDi technology has been co-developed with Tata on their next generation 5L engine that is targeted for medium-duty trucks and buses in India. Upon successful completion of the development phase, commercialization with Tata is expected to follow, with the Company supplying key natural gas engine components.

On March 3, 2014, the Company and Delphi signed a joint development agreement to help entrench Westport high pressure direct injection (“Westport™ HPDI”) as the leading natural gas technology platform for heavy-duty engine applications. Through the agreement, the Company and Delphi will combine their intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs. The first in a family of injectors to be developed will be one of the core components of Westport's recently announced HPDI 2.0 fuel system.

On March 10, 2014, the Company announced that it has united its bi-fuel and dedicated natural gas fuel system products and body configurations for Ford vehicles under the Westport WiNG™ Power System product brand. The migration of BAF products to the Westport WiNG brand continues to offer customers the advantages of key-READY™ quality OEM integrated solutions that Westport has become known for and the flexibility of customization with Built-To-Spec products.

On March 10, 2014, the Company announced that it has consolidated its North American Ford assembly facilities into one location in Dallas, Texas. The combination of production teams and facilities will streamline Westport's supply chain, and will allow reduced costs and better efficiency for customers.

On April 28, 2014, the Company announced the launch of final customer validation units of the next generation Westport high pressure direct injection (“Westport™ HPDI 2.0”) on the Weichai Westport WP12 engine platform. Weichai Westport plans to release 30 trucks for customer validation through 2014 with factory production expected to start in 2015. The WP12 with Westport™ HPDI 2.0 will be certified to be compliant with China V emissions standards.

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SELECTED FINANCIAL INFORMATION

The following table sets forth selected information of our financial results for the three months ended March 31, 2014 and March 31, 2013:

Selected Consolidated Statements of Operations Data
	Three months ended March 31,
	2014	2013
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)

Total revenue	$ 41.9	$ 30.1
Gross margin (1)	12.3	8.1
GM %	29.4%	26.9%

Net loss	(23.9)	(31.8)
Net loss per share - basic and diluted (2)	(0.38)	(0.57)

Weighted average shares outstanding	62,899,687	55,342,332

Cash used in operations before changes in non-cash working capital (3)	(22.4)	(29.1)

(1) Gross margin is calculated as revenue less cost of product and parts revenue.
The Company’s gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales.
Gross margin as defined above applies to the discussion of gross margin throughout the MD&A.

   (For the three months ended March 31, 2014 and March 31, 2013, $0.9 million and $1.1 million in depreciation and amortization are excluded from the calculation of gross margin, respectively).

   All costs associated with our service and other revenue are recorded as R&D expenses in the period incurred in the consolidated statement of operations.

(2) Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units are anti-dilutive for all periods resented.
(3) See non-GAAP financial measures.

The following table sets forth selected information of our financial position as at March 31, 2014 and December 31, 2013:

Selected Balance Sheet Data

(expressed in millions of United States dollars)	March 31, 2014	December 31, 2013

Cash and short-term investments	$ 183.9	$ 210.6
Total assets	448.3	491.7
Long-term debt	10.8	13.0

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SELECTED FINANCIAL INFORMATION (continued)

The following table sets forth selected information of the financial results of our joint ventures for the three months ended March 31, 2014 and March 31, 2013:

Selected CWI Statements of Operations Data
	Three months ended March 31,
	2014	2013
(expressed in millions of United States dollars)

Total revenue	$ 80.1	$ 44.7
Gross margin	7.6	12.3
GM %	9.5%	27.5%

(Loss) income before income taxes	(2.3)	1.3

(Loss) income attributable to the Company	(0.8)	0.8

Selected WWI Statements of Operations Data
	Three months ended March 31,
	2014	2013
(expressed in millions of United States dollars)

Total revenue	$ 113.4	$ 105.9
Gross margin	6.3	7.1
GM %	5.6%	6.7%

Income before income taxes	1.7	3.4

Income attributable to the Company	0.5	1.0

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OVERVIEW OF THREE MONTHS ENDED MARCH 31, 2014 RESULTS

Total Consolidated Revenues
(expressed in millions of U.S. dollars)
	Three months ended March 31,		Change
	2014	2013	$	%

Applied Technologies	$ 21.9	$ 23.3	$ (1.4)	-6%
On-Road Systems	17.7	4.7	13.0	277%
Off-Road Systems	1.3	1.1	0.2	18%
Corporate and Technology Investments	1.0	1.0	-	0%
Total consolidated revenues	$ 41.9	$ 30.1	$ 11.8	39%

Operating Results

For the three months ended March 31, 2014, our consolidated revenues were $41.9 million compared to $30.1 million in the prior year period, an increase of $11.8 million, or 39%. On-Road Systems generated higher revenue due to the increased revenue generated from BAF and its subsidiary, ServoTech Engineering, Inc. (“ServoTech”) which was acquired on June 28, 2013, increased shipments of the Volvo Car bi-fuel systems and Westport iCE PACK offset by the loss of revenues from the first generation Westport™ HPDI system, which was discontinued in December 2013. Applied Technologies revenue decreased $1.4 million primarily due to weakness in certain markets, particularly Italy, in both the aftermarket and OEM markets.

Consolidated net loss attributable to the Company for the three months ended March 31, 2014 was $23.9 million, or $0.38 loss per diluted share, compared to a $31.8 million net loss, or $0.57 loss per diluted share, for the three months ended March 31, 2013. The $7.9 million decrease in net loss was driven by decreases in segment operating loss in On-Road Systems of $7.5 million which is attributed to income generated from BAF and decrease losses from discontinuation of the first generation Westport™ HPDI system in December 2013, Off-Road Systems of $2.2 million and net foreign exchange gains of $5.9 million. The decrease is offset by increases in segment operating loss in Applied Technologies of $2.4 million, Corporate and Technology Investments of $2.9 million and net decrease in our share of equity income of $2.0 million from joint ventures.

Included in our net loss for the three months ended March 31, 2014 is $8.9 million net foreign exchange gains attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding the foreign exchange impact, our net loss and net loss per share was $32.8 million and $0.52, respectively.

Cash, cash equivalents and Investments

As of March 31, 2014, our cash, cash equivalents and short-term investments balance was $183.9 million compared to $210.6 million at December 31, 2013. For the three months ended March 31, 2014, cash used in operations was $23.1 million with $22.4 million used for operating purposes and $0.7 million related to changes in working capital. We purchased $3.3 million of property and equipment and net principal repayment of a portion of our long-term debt within Emer totaling $0.8 million. We received dividends from our joint ventures of $2.6 million.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company’s accounting policies are described in Note 2 of our fiscal year ended December 31, 2013 annual consolidated financial statements. There have been no changes in accounting policies applied to March 31, 2014. We have identified several policies as critical to the measurement of our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our fiscal year ended December 31, 2013 annual consolidated financial statements and our 2013 Annual Management and Discussion Analysis. Actual amounts may vary significantly from estimates used.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Income taxes

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 purpose is to eliminate the diversity in the presentation of unrecognized tax benefits. Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this standard on January 1, 2014 did not have an impact on the Company’s consolidated financial statements.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Changes in Internal Control over Financial Reporting

During the three month period ended March 31, 2014, there were no changes to our internal control over financial reporting that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.

FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS

Revenue

The following table summarizes revenues by segment for the three months ended March 31, 2014 and March 31, 2013:

Revenues
(expressed in millions of U.S. dollars)
	Three months ended March 31,		Change
	2014	2013	$	%

Applied Technologies	$ 21.9	$ 23.3	$ (1.4)	-6%
On-Road Systems	17.7	4.7	13.0	277%
Off-Road Systems	1.3	1.1	0.2	18%
Corporate and Technology Investments	1.0	1.0	-	0%
CWI	80.1	44.7	35.4	79%
WWI	113.4	105.9	7.5	7%
Total segment revenues	$ 235.4	$ 180.7	$ 54.7	30%

Less: Equity investees' revenues	193.5	150.6	42.9	28%

Total consolidated revenues	$ 41.9	$ 30.1	$ 11.8	39%

Applied Technologies revenue for the three months ended March 31, 2014 decreased $1.4 million, or 6%, from $23.3 million to $21.9 million. The decrease in revenue is primarily due to weakness in certain markets, particularly Italy, partially offset by increased sales in Russia and China.

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On-Road Systems revenue for the three months ended March 31, 2014 increased $13.0 million, or 277%, from $4.7 million to $17.7 million. The increase in On-Road Systems revenue is primarily due to the revenue generated from BAF which was acquired on June 28, 2013, increased shipments of the Volvo Car bi-fuel systems and Westport iCE PACK offset by no revenue from shipments of the first generation Westport™ HPDI system, which was discontinued in December 2013.

On-Road Systems parts revenue for the three months ended March 31, 2014 increased $1.2 million to $2.4 million compared to $1.2 million for the three months ended March 31, 2013 primarily due to revenue generated from BAF.

On-Road Systems service revenue for the three months ended March 31, 2014 increased $3.4 million to $3.6 million compared to $0.2 million for the three months ended March 31, 2013 due to engineering service revenue generated from BAF and engineering service agreements.

Off-Road Systems revenue for the three months ended March 31, 2014 increased $0.2 million to $1.3 million compared to $1.1 million for the three months ended March 31, 2013. The revenue generated relates to sales of the Westport 2.4L industrial engine and delivery of one LNG tender.

Corporate and Technology Investments revenue for the three months ended March 31, 2014 remain unchanged compared to the three months ended March 31, 2013. We recognized $1.0 million of revenue under our development agreements from services provided during the periods. All costs associated with our development agreements were recorded as R&D expenses in the period incurred in the consolidated statement of operations.

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CWI revenue for the three months ended March 31, 2014 increased $35.4 million, or 79% from $44.7 million to $80.1 million. CWI product revenue increased on sales of 2,480 units compared to 1,313 units for the three months ended March 31, 2013. The increased quarterly volumes in North America were driven by higher sales in all segments but mainly in truck applications. The launch of the ISX12 G heavy duty truck engine in April 2013 contributed to the truck segment growth compared to the prior year period. International volumes increased compared to the prior year period as a result of large shipments in the three months ended March 31, 2014. CWI parts revenue for the three months ended March 31, 2014 was $13.6 million compared with $10.0 million for the three months end March 31, 2013.

WWI revenue for the three months ended March 31, 2014 increased $7.5 million, or 7% from $105.9 million to $113.4 million. WWI shipped 9,127 units for the three months ended March 31, 2014 compared with 8,529 units for the three months ended March 31, 2013.

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Gross Margin

The following table presents gross margin by segment for the three months ended March 31, 2014 compared to three months ended March 31, 2013:

Gross Margin
(expressed in millions of U.S. dollars)
	Three months		Three months
	ended March 31,	% of	ended March 31,	% of	Change
	2014	Revenue	2013	Revenue	$	%

Applied Technologies	$ 5.6	25.6%	$ 6.7	28.8%	$ (1.1)	-16%
On-Road Systems	5.5	31.1%	0.2	4.3%	5.3	2650%
Off-Road Systems	0.2	15.4%	0.2	18.2%	-	0%
Corporate and Technology Investments	1.0	100.0%	1.0	100.0%	-	0%
CWI	7.6	9.5%	12.3	27.5%	(4.7)	-38%
WWI	6.3	5.6%	7.1	6.7%	(0.8)	-11%
Total segment gross margin	$ 26.2	11.1%	$ 27.5	15.2%	$ (1.3)	-5%

Less: Equity investees' gross margin	13.9	7.2%	19.4	12.9%	(5.5)	-28%

Total consolidated gross margin	$ 12.3	29.4%	$ 8.1	26.9%	$ 4.2	52%

Applied Technologies gross margin decreased $1.1 million to $5.6 million, or 25.6% of revenue, for the three months ended March 31, 2014 compared to $6.7 million, or 28.8% of revenue for the three months ended March 31, 2013. The decrease in gross margin percentage was due to a change in product mix during the period.

On-Road Systems gross margin increased $5.3 million to $5.5 million or 31.1% of revenue, from $0.2 million or 4.3% of revenue for the three months ended March 31, 2013. The increase in gross margin percentage is due to a change product mix during the period from sales of Westport WiNG System and for service revenue as the related costs incurred are classified as R&D expense rather than cost of product and parts revenue. Lower gross margin percentage in the prior year period was due to lower absorption of fixed overhead costs as result of low unit deliveries.

Corporate and Technology Investments gross margin remains unchanged from the prior year period. The Corporate and Technology Investments gross margin relates entirely to revenue recognized under our development agreements. All costs associated with our development agreements were recorded as R&D expense.

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CWI gross margin decreased $4.7 million to $7.6 million, or 9.5% of revenue from $12.3 million or 27.5% of revenue. CWI product margin and product gross margin percentage for the three months ended March 31, 2014 were $2.7 million and 4.0%, respectively, compared to $7.8 million and 22.6%, respectively, for the three months ended March 31, 2013. The decrease in CWI gross margin percentage during the three months ended March 31, 2014 was primarily due to an increase of $11.2 million in net warranty adjustments and net extended coverage claims compared to the three months ended March 31, 2013. Warranty adjustments and net extended coverage claims totaling $15.0 million and $3.8 million were recorded in the three months ended March 31, 2014 and March 31, 2013, respectively. Excluding the warranty related impact, CWI gross margin percentage would have been 28.2% and 36.0% for the three months ended March 31, 2014 and March 31, 2013, respectively. CWI parts gross margin percentage for the three months ended March 31, 2014 decreased compared to the three months ended March 31, 2013.

WWI gross margin decreased $0.8 million to $6.3 million, or 5.6% of revenue from $7.1 million or 6.7% of revenue due to competitive product mix.

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Research and Development Expenses

The following table presents details of R&D expense by segment for the three months ended March 31, 2014 and March 31, 2013:

Research and Development
(expressed in millions of U.S. dollars)
	Three months ended March 31,		Change
	2014	2013	$	%

Applied Technologies	$ 1.8	$ 1.4	$ 0.4	29%
On-Road Systems	4.3	3.7	0.6	16%
Off-Road Systems	0.4	0.5	(0.1)	-20%
Corporate and Technology Investments	14.5	14.8	(0.3)	-2%
Total research and development	$ 21.0	$ 20.4	$ 0.6	3%

Applied Technologies R&D expenses increased $0.4 million primarily related to new product development programs.

On-Road Systems R&D expenses increased $0.6 million primarily due to costs incurred related to new and existing engineering service agreements. The increase was offset by decreased R&D expenses spent on Westport WiNG Systems as product development was completed in 2013 and reduction of development cost for the first generation Westport™ HPDI system.

Off-Road Systems R&D expenses decreased $0.1 million. In the current year periods, expenses relate to costs to support and manage the development of technology in various Off-Road programs.

Corporate and Technology Investments R&D expenses decreased $0.3 million primarily driven by timing of program expenses and prioritizing of investment programs.

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Selling, General and Administrative Expenses

The following table presents details of selling, general and administrative (“SG&A”) expense by segment for the three months ended March 31, 2014 and March 31, 2013:

Selling, General and Administrative
(expressed in millions of U.S. dollars)
	Three months ended March 31,		Change
	2014	2013	$	%

Applied Technologies	$ 4.3	$ 3.4	$ 0.9	26%
On-Road Systems	2.8	5.5	(2.7)	-49%
Off-Road Systems	0.4	2.5	(2.1)	-84%
Corporate and Technology Investments	10.8	7.7	3.1	40%
Total selling, general and administrative	$ 18.3	$ 19.1	$ (0.8)	-4%

Applied Technologies SG&A expenses increased $0.9 million due to increase in salaries and benefits and support for new product lines.

On-Road Systems SG&A expenses decreased $2.7 million primarily due to decreased headcount from consolidating our facilities, discontinuation of activity related to the first generation Westport™ HPDI system and general cost reductions.

Off-Road Systems SG&A expenses decreased $2.1 million due to cost reduction in sales and marketing mainly due to decrease in headcount.

Corporate and Technology Investments SG&A expenses increased $3.1 million due to increase in headcount to support new programs and global market development efforts.

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Unconsolidated Joint Venture Operating Expenses

The following table presents details of the operating expense of our joint ventures for the three months ended March 31, 2014 compared to three months ended March 31, 2013:

Unconsolidated Joint Venture Operating Expenses
(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2014	2013	$	%

CWI	$ 9.7	$ 10.8	$ (1.1)	-10%
WWI	4.6	3.7	0.9	24%

Total JV operating expenses	$ 14.3	$ 14.5	(0.2)	-1%

CWI operating expenses were $9.7 million for the three months ended March 31, 2014 compared with $10.8 million for the three months ended March 31, 2013. The $1.1 million decrease for the three months ended March 31, 2014, was primarily driven by decreased R&D expenses compared to the prior year period due to transition of ISX12 G to production.

WWI operating expenses increased by $0.9 million to $4.6 million for the three months ended March 31, 2014 from $3.7 million for the three months ended March 31, 2014. The increase relates primarily to higher product development costs, facilities and support costs associated with continued growth of this business.

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Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. For the three months ended March 31, 2014, we recognized a net foreign exchange gain of $8.9 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange gain of $3.0 million for the three months ended March 31, 2013. A majority of the foreign exchange gain for the three months ended March 31, 2014 is unrealized.

Depreciation and amortization for the three months ended March 31, 2014 was $4.3 million compared to $3.6 million for the three months ended March 31, 2013. The increase primarily relates to depreciation of the property and equipment purchases and the intangible assets acquired in the BAF acquisition on June 28, 2013.

Income (loss) from investments accounted for by the equity method primarily relates to our 50% interest in CWI and 35% interest in WWI.

Income (loss) from investment accounted for by the equity method
(expressed in millions of U.S. dollars)

	Three months ended March 31,
	2014	2013

CWI - 50% interest	$ (0.8)	$ 0.8
WWI - 35% interest	0.5	1.0
Other	(0.1)	(0.1)

Income (loss) from investment accounted for by the equity method	$ (0.4)	$ 1.7

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Interest on long-term debt and non-cash interest expense primarily relates to interest on our CDN$ debentures, interest on our senior financing facilities, amortization of discount on long-term debt and amortization of deferred financing charges.

Interest on long-term debt and non-cash interest expense
(expressed in millions of U.S. dollars)

	Three months ended March 31,
	2014	2013

Canadian debentures - 9% per annum	$ 0.7	$ 0.8
Senior financing facilities	0.3	0.3
Non-cash interest expense	0.1	0.2

Total Interest on long-term debt and non-cash interest expense	$ 1.1	$ 1.3

Income tax expense for the three months ended March 31, 2014 was $0.1 million compared to income tax expense of $0.3 million for the three months ended March 31, 2013. The decrease primarily relates to lower taxable income in Emer and OMVL in the current year periods and lower distributable earnings from our investment in CWI.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at March 31, 2014, our cash, cash equivalents and short-term investment position was $183.9 million, a decrease of $26.7 million from $210.6 million at December 31, 2013. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper with maturities greater than 90 days when acquired. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high-rated corporations and governments.

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For the three months ended March 31, 2014, our cash used in operations was $23.1 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $22.4 million. Changes in non-cash working capital resulted in a use of $0.7 million. The $0.7 million change in working capital was impacted by a decrease in accounts receivable of $7.3 million due to the collection of receivables related to our service and development agreements, a decrease in inventory of $3.2 million due to improvements in inventory management and supply chain, a decrease in accounts payable and accrued liabilities of $6.1 million, and decreases in deferred revenue of $2.0 million and warranty liability of $0.7 million. The decreases were offset by an increase in prepaid expenses of $2.4 million related to prepaid marketing expenses. Cash used in investing activities included purchases of property and equipment of $3.3 million offset by cash received from the sale of short-term investments of $1.9 million and $2.6 million in dividends received from joint ventures. Cash used in financing activities included net principal payment of a portion of the long-term debt within Emer of $0.8 million.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI dividends (typically declared and paid quarterly) and borrowings under our credit facility to fund our committed R&D activities and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

On February 27, 2012, the Company issued a total of 6,325,000 Common Shares at a price of $43.25 per share for gross proceeds of $273.6 million. The net proceeds of $265.4 million (net of share issuance costs of $8.1 million) will be used by us to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on industrial and automotive, and On-Road and Off-Road applications and capital expenditures including new test facilities.

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Our cash position at March 31, 2014 includes cash generated from several other sources, including product revenue, parts revenue and service and other revenue. Therefore, our cash position is net of expenditures related to the use of proceeds disclosed in the public offering. To date, we have made gross expenditures related to the use of proceeds disclosed in the public offering as follows:

	Estimated use of proceeds at time of public offering		Inception to date
(expressed in millions of U.S. dollars)		Estimate of proceeds used during the three months ended March 31, 2014
	$	$	$

Off-Road Applications (formerly HHP Applications)	50.0 - 100.0	-	19.3
Capital Expenditures	30.0 - 50.0	0.3	21.7
Geographic Expansion (formerly HD business units)	20.0 - 40.0	6.9	80.5
Geographic Expansion (formerly LD business units)	20.0 - 40.0	2.4	59.3
General Corporate Purposes	36.3 - 146.3	1.9	85.5

	266.3	11.6	266.3

On October 1, 2013, the Company issued 6,000,000 common shares at a price of $25.39 USD per share for gross proceeds of $152.3 million. The net proceeds of $147.3 million (net of share issuance costs of $5.1 million) will be used for the development of a direct injection natural gas system for multiple automotive OEMs, an off-road and marine engine development program, the development of natural gas products with truck and engine OEMs, the establishment of dedicated Westport production within leading heavy duty commercial vehicle suppliers for the development and production of proprietary natural gas engine fuel injection equipment and vehicle fuel storage components, and for general corporate purposes, including working capital requirements. We expect to use the offering as follows:

	Estimated use of proceeds at time of public offering

		Estimate of proceeds used during the three months ended	Inception to date
(expressed in millions of U.S. dollars)		March 31, 2014
	$	$	$

Corporate and technology development of a direct injection natural gas system	20.0 - 40.0	3.2	3.2
Off-Road and marine engine development program	20.0 - 40.0	2.5	2.5
Corporate and technology development of natural gas products (HPDI, spark ignited tech)	30.0 - 70.0	2.9	2.9
Off-Road HD commercial applications	40.0 - 50.0	0.6	0.6
General corporate purposes	0 - 38.2	4.3	4.3

	148.2	13.5	13.5

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Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on R&D activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain R&D activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

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SHARES OUTSTANDING

For the three months ended March 31, 2014 and March 31, 2013, the weighted average number of shares used in calculating the net loss per share was 62,899,687 and 55,342,332, respectively. During the three months ended March 31, 2014, we granted 741,339 RSUs and PSUs (together the “Share Units”), including 44,853 Phantom Share Units relating to our long-term incentive programs. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	March 31, 2014		May 1, 2014
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	62,883,344		63,018,807
Share options(1)
- Outstanding(2)	719,843	29.84	703,843	29.75
- Exercisable	502,181	28.13	490,098	27.99
Share Units(1)
- Outstanding(3)	1,732,262	N/A	1,656,503	N/A
- Exercisable	217,624	N/A	217,624	N/A

(weighted average exercise prices are presented in Canadian dollars)

(1) As at March 31, 2014, excludes 77,707 and 83,433 (May 1, 2014 - 77,707 and 83,433) of phantom stock options and phantom Share Units, respectively, which when vested, are exercisable in exchange for a cash payment and do not result in the issuance of Common Shares.

(2) As at March 31, 2014 and May 1, 2014, includes 143,991 performance stock options with payout levels of 0% or 100% upon achieving the required performance criteria over the measurement period.

(3) As at March 31, 2014, includes 895,288 (May 1, 2014 - 838,947) PSUs with payout levels ranging between 0% to 200% upon achieving the required performance criteria over the measurement period. Of these 895,288 and 838,947 PSUs a total of 56,341 and nil, respectively, are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested

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SELECTED QUARTERLY FINANCIAL DATA

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, income from investments accounted for by the equity method, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data
Three months ended	30-Jun-12	30-Sep-12	31-Dec-12	31-Mar-13	30-Jun-13	30-Sep-13	31-Dec-13	31-Mar-14
(expressed in millions of United States dollars except for per share amounts)
Product revenue	$ 34.3	$ 28.3	$ 31.0	$ 27.3	$ 32.5	$ 33.0	$ 41.4	$ 34.3
Parts revenue	0.7	1.0	1.1	1.3	1.1	3.7	7.7	2.5
Service and other revenue	14.1	1.4	7.8	1.4	1.3	9.8	3.5	5.1
Total revenue	49.1	30.7	39.9	30.1	34.9	46.5	52.6	41.9

Cost of product and parts revenue	26.0	22.9	26.5	22.0	26.6	30.5	69.6	29.6
Gross margin	23.1	7.8	13.3	8.1	8.3	16.0	(17.0)	12.3
Gross margin percentage	47.0%	25.4%	33.3%	26.9%	23.8%	34.4%	-32.3%	29.4%

Net loss for the period	$ (6.1)	$ (32.5)	$ (37.6)	$ (31.8)	$ (33.9)	$ (30.2)	$ (89.5)	$ (23.9)

Loss per share
Basic and Diluted (1)	$ (0.11)	$ (0.59)	$ (0.68)	$ (0.57)	$ (0.61)	$ (0.53)	$ (1.42)	$ (0.38)

Income (loss) from unconsolidated joint ventures:

CWI net income (loss) attributable to the Company	3.6	3.6	1.2	0.8	3.3	2.5	2.8	(0.8)

WWI net income attributable to the Company	1.1	0.7	0.5	1.0	1.3	1.3	0.7	0.5

(1) Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units are anti-dilutive for all periods presented.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations and commitments have been disclosed in our annual MD&A dated February 25, 2014 and are substantially unchanged.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Commitments and contingencies have been disclosed in our annual MD&A dated February 25, 2014 and are substantially unchanged.

RELATED PARTY TRANSACTIONS

Related party transactions have been disclosed in note 15 of our condensed consolidated financial statements for the three months ended March 31, 2014 and 2013.

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BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2013 under the heading “Risks Factors” and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

(expressed in millions of U.S. dollars)	Three months ended March 31,
	2014	2013

Cash flow from operations
Net loss for the period	$ (23.9)	$ (31.8)
Items not involving cash:
Depreciation and amortization	4.3	3.6
Stock-based compensation expense	4.7	3.4
Unrealized foreign exchange gain	(8.9)	(3.0)
Deferred income tax recovery	(0.3)	-
Loss (income) from investment accounted for by the equity method	0.4	(1.7)
Non-cash interest expense	0.4	0.5
Intangible asset impairment	0.3	-
Other	0.6	(0.1)

Cash flows from operations before changes in non-cash operating working capital	$ (22.4)	$ (29.1)